ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

Bank and Thrift Opportunity Fund

On December 7, 2010, the Board of Trustees approved the following new investment objective for the Fund:  The Fund’s investment objective is to provide a high level of total return consisting of long-term capital appreciation and current income.  The prior investment objective was long-term capital appreciation.

On December 7, 2010, the Board of Trustees approved certain investment policy changes, as summarized below:

(i)                  investment policy stating that “Under normal market conditions, the Fund may invest up to 25% of its total assets in the equity securities of financial services companies, companies with significant lending operations, foreign banking, lending and financial services companies, "money center" banks and debt securities issued by U.S. regional banks, thrifts or their holding companies selected primarily for capital appreciation potential.” was replaced with the following:  “Under normal market conditions, the Fund may invest up to 20% of its net assets in the equity securities of financial services companies, companies with significant lending operations, foreign banking, lending and financial services companies, "money center" banks and debt securities issued by U.S. regional banks, thrifts or their holding companies.”;

(ii)                investment policy stating that “The equity securities in which the Fund may invest are common stocks, preferred stocks, warrants, stock purchase rights, securities convertible into other equity securities. Although the Fund will purchase equity securities principally for capital appreciation, such investments may also produce dividends and other income.” was replaced with the following:  “The equity securities in which the Fund may invest are common stocks, preferred stocks, warrants, stock purchase rights, securities convertible into other equity securities.”;

(iii)               investment policy stating that “The Fund intends to invest primarily in the equity securities of U.S. regional banks, thrifts and holding companies with assets of less than $30 billion and to emphasize over time investments in U.S. regional banks, thrifts and their holding companies with assets of $3 billion or less. The Adviser believes that such small to medium size banks and thrifts offer better opportunity for longer-term capital appreciation than do larger banks, thrifts and their holding companies. Over time, the Fund may change its investment emphasis in response to, among other factors, consolidations in the banking and thrift industry and the Adviser's view as to opportunities for capital appreciation.” was replaced with the following: “The Fund intends to invest in the equity securities of U.S. regional banks, thrifts and holding companies of any size.”; and

(iv)              investment policy stating that “The Fund may write and purchase call and put options on securities and securities indices provided that the value of options purchased by the Fund, together with the obligations of the Fund under options written by the Fund, other than options written or purchased for hedging purposes and call options written "against-the box," does not exceed 5% of the Fund's total assets at the time of such purchase or writing.” was replaced with the following:  “The Fund may write and purchase call and put options on securities and securities indices.  The Fund typically will limit notional exposure of the options to 5% of the value of the Fund’s portfolio securities, although this amount is expected to vary over time based upon U.S. equity market conditions and other factors.”

21

12